[BAKER BOTTS L.L.P. LETTERHEAD]
September 27, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk
Ladies and Gentlemen:
On behalf of Mariner Energy, Inc. (the “Registrant”), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, a memorandum of the Registrant responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by letter dated August 9, 2005.
Please telephone collect Kelly Rose (713.229.1796) or the undersigned (713.229.1648) of the firm Baker Botts L.L.P., counsel to the Registrant, with any questions or comments you may have regarding the enclosed.
Very truly yours,
BAKER BOTTS L.L.P.
By: /s/ M. BREEN HAIRE
           M. Breen Haire
Enclosures

cc:	Mr. Scott D. Josey
Mariner Energy, Inc.

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Mariner Energy, Inc.

DATE:	September 27, 2005

RE:	Registration Statement on Form S-1 (Registration No. 333-124858)
Response to SEC Comments dated August 9, 2005
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated August 9, 2005 regarding our filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.
     We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.
General
1.	We remind you of prior comments 4 and 5. We may have additional comments once you provide the omitted information and exhibits, including the new director’s identity and biographical information, the legality opinion and the estimated price range. With regard to the price range, because there is no market for your securities, you will need to include the pricing information prior to effectiveness.
We expect to be able to provide the omitted information in the next amendment to the registration statement, including the identity of and biographical information for the new members of our board of directors, the legality opinion and the estimated price range.
Selected Historical Consolidated Financial Data, page 20
2.	Please remove your presentation of combined pre-merger and post-merger data from your tabular presentation of Selected Financial Data. If you wish to retain this combined presentation, please include it as either a footnote to your Selected Financial Data or incorporate it in the body of your Management’s Discussion and Analysis. Additionally, identify this financial information as Non-GAAP and include all disclosure required by Item 10(e) of Regulation S-K.
We will remove the presentation of combined pre-merger and post-merger data from the tabular presentation of Selected Historical Consolidated Financial Data. We intend to incorporate the combined presentation in tabular form in the body of Management’s Discussion and Analysis of Financial Condition and Results of Operations, identifying such information as non-GAAP and including all disclosures required by Item 10(e) of Regulation S-K.
3.	We have reviewed your response to prior comment number eight regarding your use of EBITDA that also excluded the effects of impairment charges that have occurred and are reasonably likely to occur in the future. We note now that EBITDA now excludes non-cash stock compensation expense related to restricted stock. Please revise your presentation of this measure to reflect the guidance located in Item 10(e)(1)(ii)(B) of Regulation S-K.
Our presentation of EBITDA in the registration statement, as disclosed in the second sentence of the second footnote 3 on page 21 of Amendment No. 1 to the registration statement, does not exclude non-cash stock compensation expense related to restricted stock. We note that stock compensation expense is included as a line item in the Reconciliation of Non-GAAP Measures on page 21 because it is a non-cash item that must be added back to EBITDA in order to reconcile to net cash provided by operating activities.
Management’s Discussion and Analysis, page 21
Results of operations, page 26
4.	We have reviewed your response to our prior comments concerning your discussion and analysis using the combined pre-merger and post-merger financial information in your comparison of periodic results. Please address each of the following:
•	Please re-label columnar headings for the combined results. The headings should be re-labeled to reflect their non-GAAP nature, using a caption such as “Non-GAAP combined.”
The staff’s comment has been noted, and the registration statement will be revised accordingly on pages 35 and 39.
•	Please expand your disclosure to clearly explain all material effects arising from your application of purchase accounting and the subsequent effects of accounting for assets and liabilities undergoing a change in basis.
The application of purchase accounting had no material effect on our 2004 results of operations, resulting only in immaterial increases in depreciation, depletion and amortization expense ($0.9 million) and interest expense ($1.4 million), and a related decrease in our provision for income taxes ($0.8 million). Because these adjustments are immaterial, we believe that our combined presentation presents a fair presentation and facilitates an understanding of our results of operations. We have included this explanation in the first paragraph of Management’s Discussion and Analysis of Financial Condition and Results of Operations (please see page 23 of Amendment No. 1 to the registration statement).
Financial Statements
Statement of Operations, page F-4
5.	It appears you have included an additional column of financial data for the pre-merger period from January 1, 2004 through March 2, 2004. We noted a similar column in your Statement of Cash Flows. Please remove the additional column on both statements to avoid investor confusion. In addition, on both statements please insert a vertical line between the columns labeled “Post-Merger — Period from March 3, 2004 through December 31, 2004” and “Pre-Merger — Period from January 1, 2004 through March 2, 2004.”
     The staff’s comment has been noted, and the registration statement will be revised accordingly.
Oil and gas properties, page F-12
6.	We note your expanded disclosure resulting from our prior comment number thirty-five regarding geological and geophysical costs not associated with a specific unevaluated property. It appears your practice is inconsistent with Rule 4-10(c)(3)(ii)(A)(3) of Regulation S-X that states that such costs should be included in the amortization base as incurred. Please provide us with an analysis and an understanding of the amounts of such costs that have excluded from the amortization base for all financial statement periods presented.
In response to the staff’s comment, we have performed a thorough analysis of our geological and geophysical costs in unevaluated property for all financial statement periods presented and believe we are in compliance with Rule 4-10(c)(3)(ii)(A)(3) of Regulation S-X.
In connection with our exploration and development of oil and gas properties, we have historically acquired seismic data covering certain offshore areas within the Gulf of Mexico. Historically, we have acquired this data in order to develop certain areas after we have incurred property costs related to other significant discoveries in the area, or in order to pursue new exploration and development opportunities arising through the federal lease sale process. Such data may also be used to evaluate farm-in opportunities presented to us by other companies holding existing leases.
We have systematically allocated and transferred such seismic costs incurred in conjunction with developing these unevaluated properties by allocating the costs to leases acquired either directly or through farm-in situations and subsequently transferring those costs to the full cost pool as we developed the specific project(s). In addition, certain costs that are not directly allocable to unevaluated properties are transferred directly to the full cost pool. For example, in 2002, we incurred seismic costs of $4.5 million related to a specific contract and transferred $4.1 million of those costs directly to the amortization base in the same period.
Our significant bulk seismic purchases made during the period from January 1, 2002 through the six months ended June 30, 2005 included payments to four different third- party vendors to acquire 3-D seismic in the Mississippi Canyon and various other protraction areas of the Gulf of Mexico. The Mississippi Canyon seismic was acquired after we incurred substantial costs in connection with our Pluto (Mississippi Canyon 718) discovery. Additional leases obtained using the Mississippi Canyon data include Arenal (Mississippi Canyon 803 & 804) and Rincon (Viosca Knoll 992), which we acquired in a 2004 lease sale and plan to drill in 2005. The data were also used for the development of our 2001 Swordfish (VK 917/962) and 2003 Rigel (MC 292) discoveries, which added proved reserves in 2001 and 2003, respectively. The data were also used to formulate bids for several blocks that we did not win in OCS Lease Sales.
In 2002, a second significant seismic contract was executed with another vendor after we incurred substantial costs in connection with our Roaring Fork (South Timbalier 316) property. It should be noted that both Pluto and Roaring Fork represented successful discoveries to the company prior to the acquisition of the related seismic data, and that such seismic was acquired to evaluate the development opportunity, other opportunities surrounding these discoveries, and the related unevaluated property as held and recorded by the company.
For example, utilizing seismic data acquired in 2002, we bid on and acquired our Capricorn (High Island A341) lease in 2003 that we held in unevaluated property until we drilled a discovery well in 2005 that enabled us to book proved reserves in mid-year 2005. We also acquired Dice (Ewing Bank 977) where a 2003 discovery led to the addition of proved reserves in 2004, Baccarat (Green Canyon 178) where we drilled a discovery well in 2004 and added proved reserves in 2004, and various other leases that we have not yet drilled or drilled dry holes.
Our third significant seismic contract, executed in 2002, covers a broad expanse of the Gulf of Mexico and is complemented by data obtained under a fourth contract executed in 2005 covering primarily shallower water depths in the Gulf of Mexico. Seismic data from these two contracts have been used to evaluate numerous lease sales in which the company participated in the bidding process and acquired various leases, including West Cameron 204 where we drilled a dry hole in 2004, Mississippi Canyon 66 where we made a discovery in 2002 that was added to proved reserves in 2003, West Cameron 333 where we made a discovery and booked proved reserves in 2004, West Cameron 386 where we plan to drill in 2006 and High Island A2 where we were the high bidder in a recent 2005 lease sale.

The above examples are not intended to constitute a complete list of all properties evaluated using seismic data obtained under our four significant contracts, but rather to highlight certain uses and results of our offshore exploration and development programs and to provide an understanding of our allocation process for geological and geophysical costs.
In summary, seismic data purchased under these various bulk contracts have been utilized and allocated to multiple projects where we have made significant property investments over extended time periods as development plans are formulated and executed by the company. The seismic purchases have been systematically allocated to the full cost pool in connection with the development of such properties and simultaneously with the allocation of other costs, including leasehold and specific drilling costs.
Based on these facts, we believe our allocation process properly allocates the seismic costs related to our exploration and development of offshore properties to the amortization base and that we are compliant with Rule 4-10(c)(3)(ii)(A)(3) of Regulation S-X. This conclusion was reached on the basis that our seismic costs can be grouped into three basic categories. The first category is seismic costs incurred that are not specifically associated with unevaluated properties or that can not be directly allocated to unevaluated properties, and are therefore transferred directly to the full cost pool, as noted in the example of the $4.1 million of seismic costs incurred in 2002 that were allocated to the full cost pool in the year of incurrence. The second category is those costs specifically identified with unevaluated property such as the Mississippi Canyon data that were acquired in 2001 supported by unevaluated properties as well as development properties in the Gulf of Mexico. Costs of this nature are initially allocated to a specific project and evaluated further as prospects are developed. As required upon complete evaluation of the property, the total remaining excluded costs are transferred to the full cost pool. The third category includes those areas where we have acquired seismic data in connection with a major project and the data have been utilized to assess certain specific unevaluated opportunities. As illustrated in the case of Mississippi Canyon 66 and other examples provided, such seismic costs have been specifically allocated to certain properties and brought into the full cost pool with the associated reserves. To clarify this further, we plan to revise the paragraph titled “Unevaluated Properties” on page F-12 of Amendment No. 1 to the registration statement as follows:
As Stated: “Geological and geophysical costs associated with a specific unevaluated property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Geological and geophysical costs not directly associated with a specific unevaluated property are currently being transferred to the full cost pool by amortizing the costs over a three-year period from the date of purchase, representing the development plan of our unproved properties and related unevaluated reserves.”
Revised: “Geological and geophysical costs associated with a specific unevaluated property are allocated to various unproved leaseholds and transferred to the amortization base with the associated leasehold costs on a specific project basis. Geological and geophysical costs not directly associated with a specific unevaluated property are included in the amortization base as incurred.”
General and administrative costs and expenses, Page F-13
7.	Please revise your disclosure to state, if true, that these costs are directly identified with acquisition, exploration and development activities. Refer to Rule 4-10(c)(2) of Regulation S-X.
The staff’s comment has been noted. On page F-13 of Amendment No. 1 to the registration statement, the second sentence of the paragraph titled “General and Administrative Costs and Expenses” will be revised as follows:
As Stated: “These capitalized costs include salaries, employee benefits, costs of consulting services and other costs associated with our exploration activities.”
Revised: “These capitalized costs include salaries, employee benefits, costs of consulting services and other costs directly identified with acquisition, exploration and development activities.”

cc:	Mr. Kevin Stertzel
Mr. Ronald Winfrey